

NEWS RELEASE

IAMGOLD FILES MINERAL RESOURCE REPORT FOR WESTWOOD PROJECT: CONFIRMS RESOURCES AND START-UP IN EARLY 2013
All amounts are expressed in U.S. dollars, unless otherwise indicated

Toronto, Ontario, April 9, 2012 – IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced that it has filed a mineral resources report in form 43-101F1 that confirms the announcement on February 23, 2012 of a completed development study of the Company's Westwood development project in Quebec. All previously announced information was confirmed by the report, with the exception of the grade for the indicated mineral resources at Warrenmac which changed from 8.6 to 8.5 g/t Au.

The early 2013 commercial start-up date has been maintained as the target since early 2008 when an accelerated exploration and development program was launched at Westwood.

Key Metrics of the Westwood Project:

Classification	Tonnes	Grade (g/t Au Undiluted)	Contained Au (000s oz)
Indicated Mineral Resource[1] (Warrenmac)	219,000	8.5	60
Indicated Mineral Resource[1] (Zone 2 Westwood)	560,000	13.8	248
Inferred Mineral Resource[1]	9,411,000	11.3	3,407
Total Recovered Gold		3,480,070 oz.	
Mine Life		19 years	
Average Annual Gold Production		190,000 oz.	
Average Cash Cost		$533 per oz.	
Total Pre-production Capital[2]		$518 million	
Sustaining Capital (life of mine)		$529 million	
Operating Cash flow (after-tax)		$1,717 million	
Estimated IRR (after-tax)		9-11%	
Canadian/US Exchange Rate (2012 - 1.00)		1.05	
Average Gold Price Assumption		$1,249 per oz.	

(1) Mineral resources as of May 2011 are calculated at an undiluted 6 g/t Au cutoff grade at a minimum two metre width; furthermore panel grades of individual lenses are capped at 15 g/t Au
(2) Includes remaining capital of $198 million (after tax credits) for 2012

Work Completed in 2011

Construction

Project expenditures in 2011 totaled $124.3 million ($94.9 million spent in 2010) for significant infrastructure preparation and construction, including the completion of the fire detection system, the new pump house, the waste silo, and commencement of ground support in the six-metre diameter ventilation shaft. Shaft sinking

reached a depth of 1,455 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level. Underground work in 2011 also included 9,315 metres of lateral and vertical development.

Exploration

Over 75,000 metres of diamond drilling, at a cost of $9.6 million, were completed during 2011 as part of the underground drill program. The program was designed to identify additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction.

Four underground drills, working on the exploration drilling program below the 132 level, drilled over 28,600 metres during 2011. In addition, five drills focused on in-fill and delineation work, drilling nearly 46,600 metres during the year. The Company has acquired additional confidence in the inferred resources and the remaining exploration potential.

Plan for 2012

The main project activities for 2012 are as follows, with an estimated cost of $198.3 million, after tax credits:

- Construction of a new surface administration and services building and a new paste backfill plant;
- Extensive refurbishment of the existing Doyon mill and installation of a new sewage treatment plant;
- Shaft sinking to a depth of 1,954 metres by the end of 2012;
- Completion of permanent ground support for the six-metre ventilation raise;
- Excavation of a six-metre exhaust raise;
- Completion of 89,000 metres of infill and step-out drilling for resource development;
- Completion of 15,000 metres of vertical and horizontal development; and
- Commencement of mining in the Warrenmac zone for stockpiling ahead of the 2013 start-up.

Resources

From 2007 to 2011, inferred resources have grown marginally from 3.3 million ounces (at a 3.0 g/t Au cutoff over 3.0 metre minimum width) to 3.4 million ounces (at a 6.0 g/t Au cutoff over 2.0 metre minimum width). Over the same time period (and assuming the same cutoff parameters) indicated resources have grown from 56,000 ounces to 308,000 ounces. Despite the limited increase in inferred resources, there has been a significant increase in the confidence level in these resources and a significant reduction in the average drill hole spacing. In 2007, the resource estimate was based on only 21 kilometres of drilling, whereas the 2011 estimate is based on nearly 300 kilometres of drilling.

The Company`s understanding of the ore body has evolved from a simpler original model with a few large continuous ore panels, to numerous stacked and smaller mineralized lenses. At the same time, there has been a decrease in the volume of shallow resources in the model, replaced by deeper ore zones. On the plus side, new lenses are being discovered within gaps in the resource model as step-out drilling proceeds, improving the overall continuity of the deposit. The Westwood deposit remains open both laterally and at depth.

The amount of indicated resources (currently slightly over 300,000 ounces) at Westwood is insufficient to characterize ongoing technical studies as being at the feasibility level, or even the pre-feasibility level, despite the advanced engineering incorporated into the studies. Given the character of the Westwood deposit with its narrow, high-grade, deep zones, it is not likely that the mine will be able to carry significant amounts of indicated resources on an on-going basis. Rather, the mine will typically operate with two to four years of production in indicated resources in the mine plan and the remainder in the inferred category.

Mining

The latest comprehensive mine plan for Westwood includes a change in mining method from the planned long-hole open stoping to primarily cut-and-fill mining. Open stoping will still be used initially to mine the small satellite Warrenmac zone. As cut-and-fill is a more labour intensive technique, the mining cost per tonne is estimated at $140 to $150 per tonne which is $30 to $40 per tonne more than open stoping on a comparative cost basis. Cut-and-fill mining also requires additional development compared to open stoping, also affecting total costs.

Cut-and-fill mining offers a number of advantages over other methods:

- With the nature of the ore body having changed to multiple, stacked ore lenses, cut-and-fill mining will provide better ground stability versus open stoping;
- Provides greater operating flexibility versus the relatively rigid production sequence that is inherent under the open stoping with backfill scenario;
- Average diluted ore grade estimated at 8.2g/t for cut-and-fill versus 7.1 g/t for open stoping as the average dilution is expected to be less than 40% for cut-and-fill, with a reasonable opportunity to reduce dilution further with experience, compared to more than 50% for open stoping. This means production cost savings in hoisting and milling to produce the same quantity of ounces;
- Because cut-and-fill mining uses the same equipment for development and stope production work, the mine will have the opportunity of fully utilizing equipment as necessary to optimize the overall mine plan; and
- In summary, cut-and-fill mining will lower the production and technical risk for Westwood, providing greater certainty of achieving the production plan.

Production and Cash Costs

Production start-up is scheduled for early 2013. Production in 2013 is forecast at 120,000 to 140,000 ounces, ramping up over a three to four year period to a nominal 200,000 ounces per year for the remainder of its life.

Due to the refurbishing of the Doyon mill in 2012, production from the nearby Mouska mine is being stockpiled during 2012 for processing in 2013, together with Westwood ore and additional production from Mouska planned in 2013. Mouska is expected to contribute an additional 50,000 to 70,000 ounces of gold to IAMGOLD's Abitibi production during 2013. Mouska is currently scheduled to wind down operations in 2014, with marginal production in that year. However, exploration efforts continue, with the goal of identifying additional resources to extend the life of Mouska as has been done several times in its history.

Cash costs for Westwood are now forecast to average $533 per ounce over the life of the operation, higher than previously forecast. The increase is due to a number of factors, including the change in mining method, high labour cost inflation in the Abitibi region, adverse movement of the Canadian dollar/US dollar exchange rate, and increased input costs including reagents, steel for grinding and ground support, and fuel.

A number of opportunities will be evaluated in the coming years to further improve productivity and profitability at Westwood. The current cutoff grade of 6 g/t Au includes an assumption to cover all development costs. By utilizing spare hoisting and milling capacity, a good opportunity exists to exploit lower-grade additional resources located adjacent to lenses in the mine development plan. At a 4 g/t cutoff grade, there is an estimated additional 1.0 million ounces of contained gold in the ore body. Further potential improvements include: improved development productivity, automation, reduced dilution, and adding resources in proximity to the established resources.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize that term. Investors are cautioned not to assume that any part or all of mineral deposits in that category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The report in form 430101F1 referenced in this news release was prepared by Patrice Simard, Bsc, Geo. who heads the geology department at the Westwood Project. The "Qualified Person" responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. Réjean is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (647) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com